Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2020

-Net Revenues up by 20.8% Year-Over-Year

-Net Income Attributable to TAL was US$15.0 million, compared to net loss attributable to TAL of US$23.5 million in the same period of the prior year

-Total Student Enrollments of Normal Priced Long-term Course up by 65.0% Year-Over-Year

Beijing–October 22, 2020 /PRNewswire/ —TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2021 ended August 31, 2020.

Highlights for the Second Quarter of Fiscal Year 2021

-	Net revenues increased by 20.8% year-over-year to US$1,103.3 million from US$913.2 million in the same period of the prior year.
-	Loss from operations was US$49.1 million, compared to income from operations of US$60.8 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$11.8 million, compared to non-GAAP income from operations of US$89.7 million in the same period of the prior year.
-	Net income attributable to TAL was US$15.0 million, compared to net loss attributable to TAL of US$23.5 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$52.3 million, compared to non-GAAP net income attributable to TAL of US$5.3 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.02. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.09 and US$0.08, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$2,786.9 million as of August 31, 2020, compared to US$2,219.3 million as of February 29, 2020.
-	Total student enrollments of normal priced long-term course increased by 65.0% year-over-year to approximately 5,632,210 from approximately 3,413,120 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2020

-	Net revenues increased by 26.9% year-over-year to US$2,013.9 million from US$1,586.6 million in the same period of the prior year.
-	Loss from operations was US$13.6 million, compared to income from operations of US$109.3 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 65.3% to US$56.9 million from US$164.2 million in the same period of the prior year.
-	Net income attributable to TAL was US$96.6 million, compared to net loss attributable to TAL of US$39.7 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$167.2 million, compared to non-GAAP net income attributable to TAL of US$15.3 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.16 and US$0.15, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.28 and US$0.27, respectively.
-	Average student enrollments of normal priced long-term course per quarter during fiscal year 2021 increased by 67.4% year-over-year to approximately 4,294,300 from approximately 2,565,660 in the same period of fiscal year 2020.
-	Total physical network increased from 871 learning centers in 70 cities as of February 29, 2020 to 936 learning centers in 91 cities as of August 31, 2020.

Financial and Operating Data——Second Quarter and First Six Months of Fiscal Year 2021

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2019	2020	Pct. Change
Net revenues	913,195	1,103,267	20.8%
Operating income/(loss)	60,812	(49,116)	(180.8%)
Non-GAAP operating income/(loss)	89,668	(11,809)	(113.2%)
Net (loss)/income attributable to TAL	(23,527)	14,969	(163.6%)
Non-GAAP net income attributable to TAL	5,329	52,276	881.0%
Net (loss)/income per ADS attributable to TAL – basic	(0.04)	0.02	(162.8%)
Net (loss)/income per ADS attributable to TAL – diluted	(0.04)	0.02	(160.4%)
Non-GAAP net income per ADS attributable to TAL – basic	0.01	0.09	869.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.01	0.08	872.1%
Total Student Enrollments of normal priced long-term course	3,413,120	5,632,210	65.0%

	Six Months Ended
	August 31,
	2019	2020	Pct. Change
Net revenues	1,586,609	2,013,931	26.9%
Operating income/(loss)	109,278	(13,625)	(112.5%)
Non-GAAP operating income	164,218	56,947	(65.3%)
Net (loss)/income attributable to TAL	(39,683)	96,620	(343.5%)
Non-GAAP net income attributable to TAL	15,257	167,192	995.8%
Net (loss)/income per ADS attributable to TAL – basic	(0.07)	0.16	(340.3%)
Net (loss)/income per ADS attributable to TAL – diluted	(0.07)	0.15	(330.8%)
Non-GAAP net income per ADS attributable to TAL – basic	0.03	0.28	981.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.02	0.27	985.2%
Average Student Enrollments of normal priced long-term course	2,565,660	4,294,300	67.4%

“TAL’s financial results of the second fiscal quarter reflected a combination of the continued strong growth momentum of our online courses and the lingering pressure on our offline business in this period. Although the second fiscal quarter was marked by the extended impact of the COVID-19 outbreak, we are encouraged to see that the public health situation and general economy began to improve in China, and offline teaching and tutoring gradually resumed during the summer months,” said Rong Luo, TAL’s chief financial officer.

“We will strictly adhere to all relevant government policies and regulations regarding national public health and remain fully committed to the protection of our students and employees. We will continue to be well prepared to flexibly serve our students and parents with diversified educational support. Despite the short-term challenges, we stay the course in our online and offline strategy and further development of our quality products, service and technology to satisfy the ever-changing customer demand and to pursue long-term success of our business,” Mr. Luo continued.

Financial Results for the Second Quarter of Fiscal Year 2021

Net Revenues

In the second quarter of fiscal year 2021, TAL reported net revenues of US$1,103.3 million, representing a 20.8% increase from US$913.2 million in the second quarter of fiscal year 2020. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 65.0% to approximately 5,632,210 from approximately 3,413,120 in the same period of the prior year. The increase in total student enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the second quarter of fiscal year 2021, operating costs and expenses were US$1,155.6 million, representing a 34.7% increase from US$857.8 million in the second quarter of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,118.3 million, representing a 34.9% increase from US$829.0 million in the second quarter of fiscal year 2020.

Cost of revenues increased by 29.1% to US$522.0 million from US$404.5 million in the second quarter of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 29.0% to US$521.5 million, from US$404.2 million in the second quarter of fiscal year 2020.

Selling and marketing expenses increased by 44.3% to US$379.8 million from US$263.3 million in the second quarter of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 43.0% to US$370.3 million, from US$258.9 million in the second quarter of fiscal year 2020. The increase of selling and marketing expenses in the second quarter of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 33.5% to US$253.8 million from US$190.1 million in the second quarter of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 36.5% to US$226.4 million, from US$165.9 million in the second quarter of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 29.3% to US$37.3 million in the second quarter of fiscal year 2021 from US$28.9 million in the same period of fiscal year 2020.

Gross Profit

Gross profit increased by 14.3% to US$581.2 million from US$508.7 million in the second quarter of fiscal year 2020.

Income/(loss) from Operations

Loss from operations was US$49.1 million in the second quarter of fiscal year 2021, compared to income from operations of US$60.8 million in the second quarter of fiscal year 2020. Non-GAAP loss from operations was US$11.8 million, compared to Non-GAAP income from operations of US$89.7 million in the same period of the prior year.

Other (expense)/Income

Other income was US$45.3 million for the second quarter of fiscal year 2021, was primarily due to the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak. Other expense was US$55.6 million in the second quarter of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$4.6 million for the second quarter of fiscal year 2021, compared to US$54.2 million for the second quarter of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax Benefit/(expense)

Income tax expense was US$2.4 million in the second quarter of fiscal year 2021, compared to US$8.1 million of income tax benefit in the second quarter of fiscal year 2020.

Net (loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$15.0 million in the second quarter of fiscal year 2021, compared to net loss attributable to TAL of US$23.5 million in the second quarter of fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$52.3 million, compared to Non-GAAP net income attributable to TAL of US$5.3 million in the second quarter of fiscal year 2020.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.02, in the second quarter of fiscal year 2021. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.09 and US$0.08, respectively, in the second quarter of fiscal year 2021.

Cash Flow

Net cash flow used in operating activities for the second quarter of fiscal year 2021 was US$56.3 million. Capital expenditures for the second quarter of fiscal year 2021 were US$67.8 million, compared to US$43.7 million for the second quarter of fiscal year 2020. The increase was mainly due to the purchase of fixed assets and leasehold improvement.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2020, the Company had US$2,206.1 million of cash and cash equivalents and US$580.8 million of short-term investments, compared to US$1,873.9 million of cash and cash equivalents and US$345.4 million of short-term investments as of February 29, 2020.

Deferred Revenue

The Company’s deferred revenue balance was US$1,172.5 million, compared to US$497.6 million as of August 31, 2019, representing a year-over-year increase of 135.6%, which was mainly contributed by the tuition collected in advance of part of the fall semester of Xueersi Peiyou small classes and online courses through www.xueersi.com.

Financial Results for the First Six Months of Fiscal Year 2021

Net Revenues

For the first six months of fiscal year 2021, TAL reported net revenues of US$2,013.9 million, representing a 26.9% increase from US$1,586.6 million in the first six months of fiscal year 2020. The increase was mainly driven by the growth in average student enrollments, which increased by 67.4% to approximately 4,294,300 from approximately 2,565,660 in the same period of the prior year. The increase in average student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first six months of fiscal year 2021, operating costs and expenses were US$2,035.6 million, a 37.1% increase from US$1,485.2 million in the first six months of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,965.0 million, a 37.4% increase from US$1,430.2 million in the first six months of fiscal year 2020.

Cost of revenues grew by 35.8% to US$951.6 million from US$700.9 million in the first six months of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 35.8% to US$950.8 million from US$700.3 million in the first six months of fiscal year 2020.

Selling and marketing expenses increased by 43.0% to US$598.9 million from US$418.7 million in the first six months of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 41.8% to US$581.5 million from US$410.2 million in the first six months of fiscal year 2020. The increase of selling and marketing expenses in the first six months of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 32.6% to US$484.9 million from US$365.6 million in the first six months of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 35.3% to US$432.4 million from US$319.7 million in the first six months of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 28.5% to US$70.6 million in the first six months of fiscal year 2021 from US$54.9 million in the same period of fiscal year 2020.

Gross Profit

Gross profit grew by 19.9% to US$1,062.4 million from US$885.7 million in the first six months of fiscal year 2020.

Income/(loss) from Operations

Loss from operations was US$13.6 million in the first six months of fiscal year 2021, compared to income from operations of US$109.3 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 65.3% to US$56.9 million from US$164.2 million in the first six months of fiscal year 2020.

Other (expense)/Income

Other income was US$87.4 million for the first six months of fiscal year 2021, was primarily due to the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak. Other expense was US$86.9 million for the first six months of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$6.9 million for the first six months of fiscal year 2021, compared to US$104.8 million for the first six months of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax Benefit/(expense)

Income tax expense was US$24.4 million in the first six months of fiscal year 2021, compared to US$10.9 million of income tax benefit in the first six months of fiscal year 2020.

Net (loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$96.6 million in the first six months of fiscal year 2021, compared to net loss attributable to TAL of US$39.7 million in the first six months of fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 995.8% to US$167.2 million from US$15.3 million in the first six months of fiscal year 2020.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.16 and US$0.15, respectively, in the first six months of fiscal year 2021. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.28 and US$0.27, respectively.

Cash Flow

Net cash flow provided by operating activities for the first six months of fiscal year 2021 was US$736.6 million. Capital expenditures for the first six months of fiscal year 2021 were US$121.0 million, compared to US$85.1 million in the first six months of fiscal year 2020. The increase was mainly due to the purchase of fixed assets and leasehold improvement.

Business Outlook

Based on our current estimates, total net revenues for the third quarter of fiscal year 2021 are expected to be between US$1,061.1 million and US$1,094.3 million, representing an increase of 28% to 32% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2021 ended August 31, 2020 at 8:00 a.m. Eastern Time on October 22, 2020 (8:00 p.m. Beijing time on October 22, 2020).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/7287105. It will automatically direct you to the registration page of "TAL Education Group Second Quarter of Fiscal Year 2021 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "7287105".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 8:59 a.m. on October 30, 2020, U.S. Eastern time (8:59 p.m. Beijing time on October 30, 2020).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	7287105

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2021, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 91 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2020	As of August 31, 2020
ASSETS

Current assets
Cash and cash equivalents	$1,873,866	$2,206,095
Restricted cash-current	28,084	27,816
Short-term investments	345,457	580,758
Inventory	25,832	34,331
Amounts due from related parties-current	3,642	1,802
Income tax receivables	11,548	28
Prepaid expenses and other current assets	207,352	267,964
Total current assets	2,495,781	3,118,794
Restricted cash-non-current	13,235	15,857
Property and equipment, net	366,656	450,253
Deferred tax assets	79,534	146,673
Rental deposits	72,721	90,465
Intangible assets, net	58,985	73,659
Land use right, net	204,853	206,978
Goodwill	378,913	551,227
Long-term investments	571,601	620,234
Long-term prepayments and other non-current assets	85,275	62,557
Operating lease right-of-use assets	1,243,692	1,363,110
Total assets	$5,571,246	$6,699,807

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 104,231 and 155,879 as of February 29, 2020 and August 31, 2020, respectively)	$117,770	$169,267
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 733,253 and 1,094,480 as of February 29, 2020 and August 31, 2020, respectively)	780,167	1,144,414
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 4,264 and 3,596 as of February 29, 2020 and August 31, 2020, respectively)	4,361	3,611
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 470,519 and 735,052 as of February 29, 2020 and August 31, 2020, respectively)	552,650	884,217
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 43,233 and 56,321 as of February 29, 2020 and August 31, 2020, respectively)	46,650	79,722
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and 1,320 as of February 29, 2020 and August 31, 2020, respectively)	-	1,320
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of 276,712 and 305,937 as of February 29, 2020 and August 31, 2020, respectively)	304,960	334,554
Total current liabilities	1,806,558	2,617,105
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 833 and 28,089 as of February 29, 2020 and August 31, 2020, respectively)	833	28,089
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of 7,197 and 11,624 as of February 29, 2020 and August 31, 2020, respectively)	7,789	12,277
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and August 31, 2020, respectively)	261,950	264,050
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of 883,603 and 981,871 as of February 29, 2020 and August 31, 2020, respectively)	949,919	1,049,355
Total liabilities	3,027,049	3,970,876
Mezzanine equity
Redeemable non-controlling interests	-	1,775
Equity
Class A common shares	133	134
Class B common shares	67	67
Additional paid-in capital	1,675,640	1,741,037
Statutory reserve	82,712	81,853
Retained earnings	786,097	876,925
Accumulated other comprehensive (loss)/income	(28,913)	3,599
Total TAL Education Group's equity	2,515,736	2,703,615
Noncontrolling interest	28,461	23,541
Total equity	2,544,197	2,727,156
Total liabilities, mezzanine equity and equity	$5,571,246	$6,699,807

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2019	2020	2019	2020
Net revenues	$913,195	$1,103,267	$1,586,609	$2,013,931
Cost of revenues (note 1)	404,499	522,037	700,870	951,552
Gross profit	508,696	581,230	885,739	1,062,379
Operating expenses (note 1)
Selling and marketing	263,258	379,774	418,657	598,851
General and administrative	190,056	253,756	365,641	484,892
Impairment loss on intangible assets and goodwill	-	-	-	304
Total operating expenses	453,314	633,530	784,298	1,084,047
Government subsidies	5,430	3,184	7,837	8,043
Income/(loss) from operations	60,812	(49,116)	109,278	(13,625)
Interest income	17,783	23,697	33,870	50,186
Interest expense	(2,104)	(3,068)	(5,228)	(6,664)
Other (expense)/income	(55,555)	45,330	(86,886)	87,441
Impairment loss on long-term investments	(54,194)	(4,585)	(104,788)	(6,885)
(Loss)/income before provision for income tax and loss from equity method investments	(33,258)	12,258	(53,754)	110,453
Income tax benefit/(expense)	8,116	(2,443)	10,875	(24,443)
(Loss)/income from equity method investments	(1,358)	2,601	(2,689)	5,941
Net (loss)/income	(26,500)	12,416	(45,568)	91,951
Add: Net loss attributable to noncontrolling interest	2,973	2,553	5,885	4,669
Total net (loss)/income attributable to TAL Education Group	$(23,527)	$14,969	$(39,683)	$96,620
Net (loss)/income per common share
Basic	$(0.12)	$0.07	$(0.20)	$0.48
Diluted	(0.12)	0.07	(0.20)	0.46
Net (loss)/income per ADS (note 2)
Basic	$(0.04)	$0.02	$(0.07)	$0.16
Diluted	(0.04)	0.02	(0.07)	0.15
Weighted average shares used in calculating net (loss)/income per common share
Basic	197,940,260	200,391,436	197,550,175	200,167,150
Diluted	197,940,260	208,477,760	197,550,175	208,429,705

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2019	2020	2019	2020
Cost of revenues	$318	$490	$565	$754
Selling and marketing expenses	4,377	9,469	8,417	17,322
General and administrative expenses	24,161	27,348	45,958	52,496
Total	$28,856	$37,307	$54,940	$70,572

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (LOSS)/Income

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2019	2020	2019	2020

Net (loss)/income	$(26,500)	$12,416	$(45,568)	$91,951
Other comprehensive (loss) /income, net of tax	(40,767)	58,325	(75,723)	32,890
Comprehensive (loss)/income	(67,267)	70,741	(121,291)	124,841
Add: Comprehensive loss attributable to noncontrolling interest	4,370	1,703	8,548	4,291
Comprehensive (loss)/income attributable to TAL Education Group	$(62,897)	$72,444	$(112,743)	$129,132

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2019	2020	2019	2020

Net cash (used in)/provided by operating activities	$(269,007)	$(56,273)	$299,457	$736,637
Net cash used in investing activities	(17,780)	(58,336)	(133,620)	(388,885)
Net cash provided by/(used in) financing activities	366	2,889	(139,659)	(6,839)
Effect of exchange rate changes	5,584	(2,799)	7,851	(6,330)

Net change in cash, cash equivalents and restricted cash	(280,837)	(114,519)	34,029	334,583
Cash, cash equivalents and restricted cash at beginning of period	1,578,567	2,364,287	1,263,701	1,915,185

Cash, cash equivalents and restricted cash at end of period	$1,297,730	$2,249,768	$1,297,730	$2,249,768

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2019	2020	2019	2020
Cost of revenues	$404,499	$522,037	$700,870	$951,552
Share-based compensation expense in cost of revenues	318	490	565	754
Non-GAAP cost of revenues	404,181	521,547	700,305	950,798

Selling and marketing expenses	263,258	379,774	418,657	598,851
Share-based compensation expense in selling and marketing expenses	4,377	9,469	8,417	17,322
Non-GAAP selling and marketing expenses	258,881	370,305	410,240	581,529
General and administrative expenses	190,056	253,756	365,641	484,892
Share-based compensation expense in general and administrative expenses	24,161	27,348	45,958	52,496
Non-GAAP general and administrative expenses	165,895	226,408	319,683	432,396

Operating costs and expenses	857,813	1,155,567	1,485,168	2,035,599
Share-based compensation expense in operating costs and expenses	28,856	37,307	54,940	70,572
Non-GAAP operating costs and expenses	828,957	1,118,260	1,430,228	1,965,027

Income/(loss) from operations	60,812	(49,116)	109,278	(13,625)
Share based compensation expenses	28,856	37,307	54,940	70,572
Non-GAAP income/(loss) from operations	89,668	(11,809)	164,218	56,947

Net (loss)/income attributable to TAL Education Group	(23,527)	14,969	(39,683)	96,620
Share based compensation expenses	28,856	37,307	54,940	70,572
Non-GAAP net income attributable to TAL Education Group	$5,329	$52,276	$15,257	$167,192
Net (loss)/income per ADS
Basic	$(0.04)	$0.02	$(0.07)	$0.16
Diluted	(0.04)	0.02	(0.07)	0.15
Non-GAAP Net income per ADS
Basic	$0.01	$0.09	$0.03	$0.28
Diluted	0.01	0.08	0.02	0.27
ADSs used in calculating net (loss)/income per ADS
Basic	593,820,780	601,174,308	592,650,525	600,501,450
Diluted	593,820,780	625,433,280	592,650,525	625,289,115
ADSs used in calculating Non-GAAP net income per ADS
Basic	593,820,780	601,174,308	592,650,525	600,501,450
Diluted	619,765,083	625,433,280	619,203,039	625,289,115